                                                       Filed by USA Interactive
                          Pursuant to Rule 425 under the Securities Act of 1933

                                                  Subject Company: Ticketmaster
                                                    Commission File No. 0-25041


                             [USA INTERACTIVE LOGO]


             USA PROVIDES PRELIMINARY BUDGET TO INVESTMENT COMMUNITY
    As filed with the Securities and Exchange Commission on October 24, 2002


In connection with our decision last year to do away with the system of `guidance,' we instituted the process of releasing our internal budgets for the next year. We spend a good part of the fall months rigorously analyzing each area of USA's operations, each profit and cost center, and then roll them up into operating budgets for the following year. Today we are providing our preliminary budget for 2003. In January, we will release our final budget along with the release of our final year 2002 results.

This communication is meant to explain the evolution of our financial reporting, an evolution that will continue as our still young company grows - as we give shape to our policies and values, adapting in a fairly dynamic way as we gain strength and fiber. Our goal is for our financial reporting to represent our core values to help our shareholders come to fully understand our business and how it is conducted with increasing consistency. Our belief is we serve our shareholders well by the fullest and most forthcoming explanation of our actions.

Now for the important changes we have made since our last report:

CLASSIFICATION OF OPERATING BUSINESSES AND EMERGING BUSINESSES ELIMINATED
Since our company was formed seven years ago, USA and its subsidiaries have completed more than five-dozen acquisitions and launched several new business projects. Some of these were for already `going' businesses and some were in their infancy, yet to prove themselves as sustainable businesses. For reporting purposes, we thought it appropriate therefore to distinguish `operating' businesses from `emerging' businesses. Now that we have some size and experience, we no longer believe this selective distinction is necessary. We'll of course continue investing in new interactive ideas - that's part of our DNA, but we've reached a level of maturity that gives us the discipline to do that and be confident we'll also be growing total profits for the enterprise.

CASH EPS IS NEW PRIMARY BOTTOM LINE METRIC
Our flow of acquisitions created goodwill and other intangibles (e.g., distribution agreements and customer lists) that resulted in significant charges against earnings. Accounting rules have recently changed to eliminate goodwill charges on the income statement, but amortization of other intangibles and other non-cash expenses are still recognized for GAAP purposes. To us, bottom line earnings on a cash basis is more relevant than traditional GAAP because it captures all items that have been, or ultimately will be, settled in cash. We therefore adopted earlier this year Cash EPS as our primary metric.


READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT       1 of 7
AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

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EBITA REPLACES EBITDA FOR SEGMENT REPORTING PURPOSES
We also concluded that EBITDA was not the best way to look at divisional performance because it does not include certain operating costs such as depreciation and can be subject to manipulation. As much as we believe this EBITDA is a bad business, we have continued to report it with respect to 2002 results in order to compare segment results against our 2002 budget and prior periods. Beginning with this 2003 budget, we have forever removed EBITDA from our vocabulary. We are instead using EBITA, which includes depreciation for segment reporting purposes. And in order for analysts to change their financial models from EBITDA to EBITA, the budget also reflects depreciation expense by segment.

FREE CASH FLOW PRESENTATION CONFORMS WITH GAAP STATEMENT OF CASH FLOWS
Free Cash Flow is also a key metric for us. It measures the cash generated from continuing operations during the period, net of capital expenditures and other investments relating to operations. In terms of presentation, we are now conforming Free Cash Flow more closely with our GAAP statement of cash flows per our 10-Q filings.

RESTRICTED STOCK TO REPLACE STOCK OPTIONS
We announced in July that newly issued stock options will be expensed beginning in 2003. However, going forward we intend to issue restricted stock instead of stock options in order to more align the interests of executives with those of long-term investors. Accounting for restricted stock is also more straightforward than it is for stock options. Restricted stock is amortized over the vesting period based on the market value at the time of grant, whereas stock options can be valued based on any number of subjective measures.

We are still planning our compensation program for next year and therefore our budget in this regard will likely change, albeit not materially. In our final budget and in future earnings announcements, we will disclose very clearly the impact of restricted stock on both diluted GAAP EPS and Cash EPS.

Now, with what we hope is the background for shared understanding, to the numbers...




READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT Page 2 of 7 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

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USA INTERACTIVE
PRELIMINARY BUDGET
Pro Forma for Vivendi and Expedia transactions and pending Ticketmaster merger ($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)


                                                                                                                     GROWTH
                                                                      PRO FORMA       FORECAST      BUDGET   ----------------------
                                                                        2001            2002         2003    '01 - '02  '02 - '03
                                                                  -------------    -------------  --------  ----------  ----------
REVENUE
        HSN - U.S.                                                     $ 1,557         $ 1,623     $ 1,818         4%      12%
        Ticketing                                                (a)       580             642         679        11%       6%
        Match.com                                                (b)        49             126         186       155%      47%
        Hotels.com                                                         536             958       1,401        79%      46%
        Expedia                                                            297             585         819        97%      40%
        PRC                                                                299             293         316        -2%       8%
        Interval                                                 (c)       N/A              39         226        N/A      N/A
        Citysearch                                                          46              31          42       -33%      37%
        International TV shopping and other                      (d)       319             365         486        14%      33%
        ECS / Styleclick                                                    34              39          32        15%     -19%
        Foreign exchange conversion                                        (47)            (36)        (36)       24%      -1%
        Disengaged HSN homes                                               102              (2)          -
        Intersegment elimination                                            (7)            (11)        (16)
                                                                    ----------        --------     -------       ---      ---
        TOTAL REVENUE                                            (e)   $ 3,766        $  4,653     $ 5,952        24%      28%
                                                                    ==========        ========     =======       ===      ===

EBITA                                                            (f)
        HSN - U.S.                                                       $ 126           $ 172       $ 209        36%      22%
        Ticketing                                                (a)        83             113         124        36%      10%
        Match.com                                                (b)        15              28          38        93%      35%
        Hotels.com                                                          80             135         205        70%      52%
        Expedia                                                             50             149         199       200%      33%
        PRC                                                                 (6)             (6)          7        N/A      N/A
        Interval                                                 (c)       N/A              (2)         58        N/A      N/A
        Citysearch                                                         (39)            (30)        (13)       24%      57%
        International TV shopping and other                      (d)       (31)            (33)        (21)       -8%      38%
        ECS / Styleclick                                                   (73)            (26)        (12)       64%      55%
        USA corporate and other *                                          (39)            (49)        (54)      -25%     -10%
        TMCS corporate *                                                   (12)            (14)        (15)      -20%      -4%
        Foreign exchange conversion                                         (1)              0          (1)
        Disengaged HSN homes                                                14               -           -
                                                                    ----------        --------     -------       ---      ---
        TOTAL EBITA                                              (e)     $ 167        $    437     $   725       162%      66%
                                                                    ==========        ========     =======       ===      ===
        ATTRIBUTABLE EBITA EXCLUDING INTERVAL                 (c)(g)     $ 119        $    330     $   513       178%      56%

For 2004, USA currently anticipates growth in revenue and EBITA of approximately 24% and 46%, respectively.

* USA is currently determining whether to subsume TMCS corporate costs into USA's own corporate group or within the operating subsidiaries, to the extent applicable. This determination is expected to be made when USA files its final budget in January 2003.

READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT Page 3 of 7 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

USA INTERACTIVE
PRELIMINARY BUDGET
Pro Forma for Vivendi and Expedia transactions and pending Ticketmaster merger ($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)



                                                                                                                GROWTH
                                                                    PRO FORMA    FORECAST    BUDGET     ------------------------
                                                                       2001        2002       2003      '01 - '02   '02 - '03
                                                                    -----------  --------    ------     ----------  ------------

DEPRECIATION
        HSN - U.S.                                                     $ 42        $ 52       $ 48          25%         -7%
        Ticketing                                                        23          29         31          24%          8%
        Match.com                                                         2           8         12         323%         53%
        Hotels.com                                                        2           4          6         113%         38%
        Expedia                                                          11          17         25          52%         46%
        PRC                                                              32          38         26          18%        -31%
        Interval                                                 (c)    N/A           2          9          N/A         N/A
        Citysearch                                                        6           4          5         -30%         29%
        International TV shopping and other                      (d)      3          11         20         267%         79%
        ECS / Styleclick                                                 15           3          3         -80%          6%
        USA corporate and other                                           5           7          6          47%        -13%
        TMCS corporate                                                    1           2          2          47%         -2%
        Cable distribution amortization                                  42          51         48          23%         -6%
        Foreign exchange conversion                                      (1)         (1)        (1)
                                                                    -------       -----      -----        ----          ---
        TOTAL DEPRECIATION                                          $   183       $ 228      $ 239         25%            5%
                                                                    =======       =====      =====         ===          ===


                                                                            FORECAST      BUDGET      GROWTH
FREE CASH FLOW                                                   (h)          2002         2003     '02 - '03
                                                                         -----------    --------    -----------

        GAAP Net Income                                                   $   (109)     $    48
            Depreciation and amortization                                      480          685
            Noncash interest income                                            (23)         (37)
            Equity losses of unconsolidated affiliates                         133           (3)
            Minority interest (benefit) / expense                               32           79
            Changes in working capital and other                               273          285
                                                                           -------      -------       ----
        Operating Cash Flow                                                $   785      $ 1,056         35%
            Capital expenditures                                              (157)        (207)
            Investments in HSN International                                   (31)           -
                                                                           -------      -------       ----
        FREE CASH FLOW                                                     $   597      $   848         42%
                                                                           =======      =======       ====

For 2004, USA currently anticipates growth in Free Cash Flow of approximately 25% to approximately $1 billion.

CAPITALIZATION

In connection with the Expedia transaction which was completed in February 2002, USA issued $656 million face value 1.99% convertible preferred stock, which is initially convertible at $33.75 into approximately 19.4 million shares. The company anticipates that the preferred stock will have a dilutive impact in 2003, thus 19.4 million shares will be treated on an as converted basis for purposes of Cash EPS in 2003 (see "Shares outstanding calculation" on next page for further detail). Therefore, the schedule below of USA's capitalization as of September 30, 2002, is pro forma for the conversion of the convertible preferred and for USA's pending merger with
Ticketmaster:

        Cash and marketable securities:
           USA                                                  $ 2,117
           Expedia                                                  525
           Hotels.com                                               397
                                                                -------
        Total cash                                              $ 3,039
                                                                =======
        Attributable cash                                (i)    $ 2,679
        Securities in VUE                                (j)      2,111
        Long-term debt                                   (k)       (546)
                                                                -------
        Net attributable cash and securities                    $ 4,244
                                                                =======

READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT Page 4 of 7 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

USA INTERACTIVE
PRELIMINARY BUDGET
Pro Forma for Vivendi and Expedia transactions and pending Ticketmaster merger ($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)




                                                                            FORECAST      BUDGET      GROWTH
                                                                              2002         2003     '02 - '03
                                                                         -----------    --------    -----------
P&L
        Revenue                                                          $   4,653      $ 5,952
        Operating expenses                                                  (4,215)      (5,226)
                                                                         ---------      -------       ------
        EBITA                                                            $     437      $   725           66%

        Amortization of non-cash compensation, distribution and                (66)        (104)
          marketing
        Amortization of other intangibles (non-cash)              (l)         (191)         (336)
        Disengagement costs                                                    (31)         (21)
                                                                         ---------      -------       ------

        Operating income                                                       149          265           78%
        Interest and dividend income                                           105          106
        Equity losses of unconsolidated affiliates and other      (m)          (33)         (20)
                                                                         ---------      -------       ------
        Income before taxes and minority interest                              221          352           59%

        Income tax expense                                                    (133)        (225)
        Minority interest expense                                 (n)          (49)         (79)
                                                                         ---------      -------       ------
        Net income before preferred dividend                                    39           48           23%
        Preferred dividend                                                     (13)         (13)
                                                                         ---------      -------       ------
        Net income available to common shareholders                      $      26      $    35           35%
                                                                         =========      =======       ======
        Diluted EPS                                                      $    0.05      $  0.07           33%
                                                                         =========      =======       ======

Cash Net Income calculation:
        Net income before preferred dividend                             $      39      $    48
        Preferred dividend                                                     (13)           -
        Amortization of non-cash items                                         257          439
        Less: related tax and minority interest                                (77)         (63)
                                                                         ---------      -------       ------
        CASH NET INCOME                                            (o)   $     206      $   424          105%
                                                                         =========      =======       ======
        CASH EPS                                                         $    0.40      $  0.78           96%
                                                                         =========      =======       ======
Shares outstanding calculation:
        Basic shares outstanding                                               494          494
        Treasury method options, warrants and restricted stock     (p)          23           28
                                                                         ---------      -------
        Diluted shares outstanding                                             517          521
        Common shares issuable for convertible preferred                         -           19
                                                                         ---------      -------
        Cash EPS shares outstanding                                            517          541
                                                                         =========      =======

* For 2004, USA currently anticipates growth in Cash Net Income and Cash EPS of approximately 35%, and growth in Net Income and Diluted EPS of more than 400%.


                                                                            FORECAST       BUDGET
NET INCOME BY SEGMENT                                              (q)        2002          2003
                                                                            --------      -------

        HSN - U.S.                                                          $   49        $    14
        Ticketing                                                               46            101
        Match.com                                                               11             32
        Hotels.com                                                              50             78
        Expedia                                                                  9             11
        PRC                                                                      3              0
        Interval                                                               (10)             4
        Citysearch                                                             (34)           (60)
        International TV shopping and other                                    (90)           (33)
        ECS / Styleclick                                                       (23)            (7)
        USA corporate and other adjustments                                     35            (85)
        TMCS corporate                                                          (9)            (7)
                                                                            ------         ------
        Net income before non-recurring items and preferred dividend        $   39         $   48
                                                                            ======         ======

READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT Page 5 of 7 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

USA INTERACTIVE
PRELIMINARY BUDGET
Pro Forma for Vivendi and Expedia transactions and pending Ticketmaster merger ($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)


FOOTNOTES

(a) USA expects Ticketing growth in 2003 to be slower than 2002 due mainly to investment in new products, which it believes will begin to positively impact results in 2004.

(b) USA expects Match.com growth in 2003 to be slower than 2002 due mainly to increased consumer marketing to grow the subscriber base, which it believes will begin to positively impact results in 2004.

(c) 2002 and 2001 data is not pro forma for USA's acquisition of Interval on September 24, 2002. Excluding the effects of that transaction, revenues and EBITA are expected to grow by 24% and 52%, respectively, in 2003.

(d) International TV Shopping and Other includes HSE Germany, Euvia, Hot Networks, HSN emerging businesses, TV Travel Group and overhead costs related to HSN International.

(e) USA has eliminated the distinction between its "Operating" and "Emerging" businesses for segment reporting purposes. (Operating businesses had consisted of HSN-U.S., Ticketing, Match.com, Hotels.com, Expedia, PRC, Interval and Corporate; Emerging businesses had consisted of Citysearch, International TV shopping and other, and ECS/Styleclick.) Revenue and EBITA from Operating businesses is expected to grow 29% and 50%, respectively, in 2002 and 28% and 45%, respectively, in 2003.

(f) EBITA is defined as operating income plus: amortization of (1) non-cash distribution and marketing expense, (2) non-cash compensation expense, (3) other intangibles (and goodwill in 2001), and (4) disengagement related payments to cable operators and marketing expenses related to the transfer of HSN's distribution to cable (which has been accomplished).

(g) Attributable EBITA is defined as EBITA, less the percentage of EBITA attributable to minority shareholders of USA's public subsidiaries. This percentage is determined based on the Q3 2002 weighted average of USA's fully diluted, treasury method ownership in USA's public subsidiaries, which was 67% for Hotels.com and 56% for Expedia.

(h) Free cash flow is defined as operating cash flow from continuing operations, less capital expenditures and other investments relating to operations. Free cash flow also includes cash received and tax payment related to the VUE securities. Free cash flow excludes tax payments of $157 million in 2002 and $172 million in 2003 related to the sale of USA Broadcasting to Univision, which closed in August 2001.

(i) Includes attributable cash from USA's public subsidiaries, based on the Q3 2002 weighted average of USA's fully diluted, treasury method ownership in each of its public subsidiaries (see note g above). Excludes cash due to clients at Ticketmaster.

(j) Includes securities issued to USA in connection with the Vivendi transaction, as follows: Class A and Class B preferred interests and 5.44% common interest in Vivendi Universal Entertainment ("VUE") at balance sheet carrying values, less the estimated present value of taxes on the above securities.

(k) Consists primarily of $500 million face value 6.75% Senior Notes due November 15, 2005. Subsequent to September 30, 2002, USA purchased approximately $47 million of its Senior Notes in the open market.

(l) The increase in amortization of intangibles relates primarily to the step-up in basis of HSN related to the Vivendi transaction, which closed in May 2002. The company is in the process of evaluating the intangibles related to this and other acquisitions completed in 2002, including Interval and TV Travel Group, and expects to be completed by year end. To the extent additional acquisitions are completed in the future, amortization of intangibles could increase.

(m) Assumes no impact from 5.44% investment in Vivendi Universal Entertainment ("VUE").

(n) Ownership in public subsidiaries is calculated on a fully diluted basis (see note g above).

(o) Cash Net Income is defined as net income available to common shareholders plus: amortization of (1) non-cash distribution and marketing expense, (2) non-cash compensation, and (3) other intangibles (and goodwill in 2001), net of related tax and minority interest expense. Excludes non-recurring items, such as restructuring charges. All amounts are presented on a fully diluted, treasury method basis.

(p) For purposes of calculating Diluted EPS, restricted stock will be treated on a treasury method basis. For purposes of calculating Cash EPS, restricted stock will include all restricted shares issued. USA is still in the process of planning its compensation program for next year and will disclose the final projected impact of restricted stock to both Diluted EPS and Cash EPS when it issues its final budget in January and in future earnings releases.

(q) Net income by segment is net of amortization of (1) non-cash distribution and marketing expense, (2) non-cash compensation expense, and (3) other intangibles, including purchase accounting adjustments, net of related taxes; and minority interest. Excludes non-recurring items such as restructuring charges. All amounts are presented on a fully diluted, treasury method basis. Taxes have been allocated to wholly-owned subsidiaries, and the amounts may not be representative as if the subsidiary operated on a standalone basis.

READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT Page 6 of 7 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

USA INTERACTIVE
PRELIMINARY BUDGET
Pro Forma for Vivendi and Expedia transactions and pending Ticketmaster merger ($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

IN CONNECTION WITH THE PROPOSED TRANSACTION WITH TICKETMASTER, USA WILL FILE A REGISTRATION STATEMENT WITH A PROSPECTUS, WHICH ALSO WILL CONTAIN AN INFORMATION STATEMENT OF TICKETMASTER, WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND INFORMATION STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES THE PROSPECTUS AND INFORMATION STATEMENT, ONCE AVAILABLE, AND OTHER DOCUMENTS FILED BY USA AND TICKETMASTER WITH THE SEC, AT THE SEC'S WEB SITE AT WWW.SEC.GOV. FREE COPIES OF THE PROSPECTUS AND INFORMATION STATEMENT, ONCE AVAILABLE, AND OTHER FILINGS MADE BY USA OR TICKETMASTER WITH THE SEC, MAY ALSO BE OBTAINED FROM USA BY DIRECTING A REQUEST TO USA INTERACTIVE, 152 WEST 57TH STREET, NEW YORK, NEW YORK 10019,
ATTENTION: INVESTOR RELATIONS.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This business outlook contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to USA's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of USA's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on USA's business, financial condition or results of operations. You should understand that the following important factors could affect USA's future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that USA's and Ticketmaster's businesses will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in USA's markets or industries; (4) future regulatory and legislative actions and conditions affecting USA's operating areas; (5) competition from others; (6) successful integration of our divisions' management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; and (10) obtaining and retaining skilled workers and key executives. In addition, investors should consider the other information contained in or incorporated by reference into USA's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, its most recent Quarterly Report on Form 10-Q and its Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on USA's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this business outlook may not occur. These forward-looking statements should not be regarded as an indication that USA considers them to be a reliable prediction of future events. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this business outlook.

USA does not make any representations to any person regarding the ultimate performance of USA compared to the information contained in this business outlook and USA is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this business outlook to reflect circumstances existing after the date of this business outlook or to reflect the occurrence of future events even if experience or future events make it clear that any or all of the assumptions underlying the business outlook are shown to be in error or any expected results expressed or implied by those forward-looking statements will not be realized.

READ IMPORTANT FOOTNOTES AND DISCLAIMER AT THE END OF THIS DOCUMENT Page 7 of 7 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002